| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Nov. 30, 2026 |
| Estimated average burden hours per response:  12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-51249 |

## FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                              MM/DD/YY                      MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __GRANT WILLIAMS, L.P.__

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer  ☐ Security-based swap dealer  ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1650 MARKET STREET, 53RD FLOOR__
(No. and Street)

| __PHILADELPHIA__ | __PA__ | __19103__ |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| STEVEN T. GRANT | 800-766-2264 | SGRANT@GRANTWILLIAMS.COM |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__ROMEO & CHIAVERELLI, CPA'S LLC__
(Name – if individual, state last, first, and middle name)

| 1 BALA AVENUE SUITE 234 | BALA CYNWYD | PA | 19104 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| 9/1/09 | 3721 |
| --- | --- |
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

# OATH OR AFFIRMATION

I, STEVEN T. GRANT_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of GRANT WILLIAMS, L.P._____, as of 12/31_____, 2 025____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:

PRESIDENT_____

**This filing** contains (check all applicable boxes):**

- ▣ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ▣ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ▣ (d) Statement of cash flows.
- ▣ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ▣ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ▣ (g) Notes to consolidated financial statements.
- ▣ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ▣ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ▣ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ▣ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ▣ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ▣ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**GRANT WILLIAMS, L.P.**

**FINANCIAL STATEMENTS AND**

**SUPPLEMENTAL INFORMATION**

**DECEMBER 31, 2025**

ROMEO & CHIAVERELLI, LLC
CERTIFIED PUBLIC ACCOUNTANTS
ONE BALA AVENUE SUITE 234
BALA CYNWYD, PA 19004

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

*To the Partners of:*
Grant Williams, LP

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Grant Williams, LP. (the "Company"), as of December 31, 2025, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended, and the related notes(collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

## *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

## Auditor's Report on Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission OR contained in schedules I and II,has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

*[signature]* -LLC CPA's

March 16, 2026

Bala Cynwyd, PA 19004

## GRANT WILLIAMS, L.P.
## DECEMBER 31, 2025
## CONTENTS

Pages

Independent Registered Accounting Firm Report     1-2

Financial Statements:

    Statement of Financial Condition     3

    Statement of Operations     4

    Statement of Cash Flows     5

    Statement of Changes in Partners' Capital     6

    Statement of Changes in Liabilities
       Subordinated to General Creditors     7

Notes to Financial Statements     8-10

**Supplemental Information:**

    Schedule I
       Computation of Net Capital Pursuant to Rule 15c3-1 of
       the Securities and Exchange Commission     11

    Schedule II
       Reserve Requirements and Possession or Control Requirements
       Under Rule 15c3-3 of the Securities and Exchange Commission     12

    Schedule III
       Information Relating to the Possession of Control Requirements
       under Rule 15c3-3 of the Securities Exchange Commission     13

    Exemption Review Report of Independent Registered Public Accountant     14

    Exemption Report     15

## GRANT WILLIAMS, L.P.
## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2025

### ASSETS

| | | |
|---|---|---:|
| Cash & Cash Equivalents | $ | 30,531 |
| Receivables | | 9,329 |
| Other Assets | | 26,018 |
| TOTAL ASSETS | $ | 65,878 |

### LIABILITIES AND PARTNERS' CAPITAL

| | | |
|---|---|---:|
| Liabilities: | | |
| Accounts Payable and Accrued Expenses | $ | 18,100 |
| TOTAL LIABILITIES | | 18,100 |
| Partners' Capital | | 47,778 |
| TOTAL LIABILITIES AND PARTNERS' CAPITAL | $ | 65,878 |

The accompanying notes are an integral part of these financial statements

**GRANT WILLIAMS, L.P.**
**STATEMENT OF OPERATIONS**
**FOR THE YEAR ENDED DECEMBER 31, 2025**

| | | |
|---|---|---:|
| Revenues: | | |
| Investment Banking | $ | 303,784 |
| Commissions | | 19 |
| Mutual Fund Fees | | 1,456 |
| Total revenue | | 305,259 |
| | | |
| Expenses: | | |
| Compensation, benefits and payments to partners | $ | 296,330 |
| Other Expenses | | 2,175 |
| Total expenses | | 298,505 |
| Net Income | $ | 6,754 |

The accompanying notes are an integral part of these financial statements.

## GRANT WILLIAMS, L.P.
## STATEMENT OF CASH FLOWS
## FOR THE YEAR ENDED DECEMBER 31, 2025

| | | |
|---|---|---:|
| Cash flows from operating activities: | | |
| Net Income | $ | 6,754 |
| | | |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| | | |
| Decrease in operating assets: | | |
| Receivables | | (3,746) |
| Other Assets | | 1,418 |
| | | |
| Increase in liabilities: | | |
| Accounts payable, accrued expenses | | 9,500 |
| | | |
| Total adjustments | | 7,172 |
| Net cash provided by operating activities | | 13,926 |
| Cash flows from investing activities: | | |
| Net cash used for investing activities | | (0) |
| Cash flows from financing activities: | | |
| Capital Contributions | | 0 |
| Net cash provided by financing activities | | 0 |
| Net increase in cash | | 13,926 |
| Cash at beginning of year | | 16,606 |
| Cash at end of year | $ | 30,531 |

The accompanying notes are an integral part of these financial statements.

**GRANT WILLIAMS, L.P.**
**STATEMENT OF CHANGES IN PARTNERS' CAPITAL**
**FOR THE YEAR ENDED DECEMBER 31, 2025**

|  | Partners' Capital |
|---|---|
| Balance – Beginning of Year | $ 41,024 |
| Capital Contributions | 0 |
| Capital Withdrawals | (0) |
| Net Income | 6,754 |
| Balance – End of Year | $ 47,778 |

The accompanying notes are an integral part of these financial statements.

| | | |
|---|---|---:|
| Subordinated Borrowings at January 1, 2025 | $ | 0 |
| Proceeds from subordinated notes | | 0 |
| Conversions to equity | | 0 |
| Payments of subordinated notes | | 0 |
| Subordinated Borrowings at December 31, 2025 | $ | 0 |

The accompanying notes are an integral part of these financial statements.

## NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

(a)     Organization and Nature of Business:

Grant Williams, L.P., (the "Company"), a Pennsylvania Limited Partnership, is a securities broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).  The Company provides securities services including executing agency transactions, investment banking and management advisory services.

(b)     Basis of Presentation:

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

(c)     Use of Estimates:

The presentation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

(d)     Revenue:

Mutual Fund Fees received (12b-1 fees) are recognized as income by the Company as earned from the Fund Company. The company generates most of its revenue by investment banking and management advisory fees.  On an engagement basis.

(e)     Furniture and Equipment:

Furniture and equipment are stated at cost.  Depreciation is provided using the straight-line method over the estimated useful lives of related assets, ranging between 3 and 10 years.  The furniture and equipment is fully depreciated.


(f)     Revenue Recognition

Although total revenues may not be materially impacted, management notes changes to the disclosures based or the additional requirements prescribed by ASC 606. These disclosures include information regarding the judgements used in evaluation when and how revenue is recognized and disclosures related to contract assets and liabilities.


The Company recognizes revenue in accordance with FASB Accounting Standard Codification 606, "Revenue from Contract with Customer" (ASC 606). Under ASC 606 revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer.

The recognition and measurement of revenue is based on assessment of individual contract terms.  Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transactions prices where multiple performance obligations are identified; when to recognize revenue based on appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

## NOTE 2 – CONCENTRATIONS OF CREDIT RISK AND OTHER MATTERS

The Company keeps its cash with high credit quality financial institutions.  The account balance does not exceed the FDIC insurance limit.

Monitoring procedures are utilized to minimize the risk of loss from accounts receivable. The company generally does not require collateral or other security from its investment banking customers. During the fiscal year ended December 31, 2025, the company recognized approximately 88% of its revenue from two customers.

## NOTE 3 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of the aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the Company's debt to debt-equity ratio shall not exceed 70%. At December 31, 2025, the Company had total net capital of $12,431 which was $7,431 more than its minimum net capital requirement of $5,000.  In addition, the Company's ratio of aggregate indebtedness to net capital was 145.60 to 1 at December 31, 2025.   Management anticipates that the partners will provide sufficient capital to ensure compliance with the SEC Net Capital Rule.

## NOTE 4 – INCOME TAXES

The Company is taxed for federal and state purposes as a partnership. As a result, the Company is not a taxpaying entity for federal or state income tax purposes and, accordingly, no income tax expense or tax benefit has been recorded in these financial statements. Income or losses from the Company are reflected in the Partners' income tax returns.

Federal, state and local income tax returns for years prior to 2022 are no longer subject to examination by tax authorities.

## NOTE 5 – SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker dealer, which is primarily comprised of: securities brokerage with funds & investment banking.  The Company had identified its CEO, as the chief operating decision maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, and to manage the Company.  Additionally, the CODM uses excess net capital (see Note 3) which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay distributions to partners. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of the significant accounting policies.  88% of the company's revenue is from two customers.

## NOTE 6 – SUBSEQUENT EVENT

In preparing these financial statements, the company evaluates events occurring after the date of the financial statements to consider whether or not the impact of such events needs to be reflected and or disclosed on the financial statements.  Such evaluation is performed through March 4, 2026. Based on the definition and requirements of the Subsequent Event Topics of FSAB accounting standards codification, management of Grant Williams, LP is not aware of any subsequent events that would require disclosure in the financial statements.

*SUPPLEMENTAL INFORMATION*

**GRANT WILLIAMS, L.P.**
**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2025**

NET CAPITAL

| | |
|---|---:|
| Total partners' capital qualified for net capital | $  47,778 |
| | |
| Add: | |
| Liabilities subordinated to claims of general | |
| creditors allowable in computation of net capital | 0 |
| | |
| Total capital and allowable subordinated liabilities | $  47,778 |
| | |
| Deductions and/or charges: | |
| Other assets | 35,347 |
| | |
| Net capital before haircuts on securities positions | 12,431 |
| | |
| Haircuts on securities positions: | 0 |
| | |
| | |
| Net Capital | $  12,431 |

**GRANT WILLIAMS, L.P.**
**COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1**
**OF THE SECURITIES AND EXCHANGE COMMISSION**
**DECEMBER 31, 2025**

AGGREGATE INDEBTEDNESS

Items included in Statement of Financial Condition

| | |
|---|---|
| Accounts payable and accrued expenses | $ 18,100 |
| Total aggregate indebtedness | $ 18,100 |

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

| | |
|---|---|
| Minimum net capital requirement | $ 5,000 |
| Excess net capital at 1500% | $ 11,147 |
| Excess net capital at 1200% | $ 8,917 |
| Ratios: aggregate indebtedness to net capital | 145.60 to 1 |

**Note:** There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2025.

## SCHEDULE III

## GRANT WILLIAMS, L.P.
## RESERVE REQUIREMENTS AND POSSESSION OR CONTROL
## REQUIREMENTS UNDER RULE 15c3-3 OF
## THE SECURITIES AND EXCHANGE COMMISSION
## DECEMBER 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(ii) of the rule.

The Company also does not claim an exemption from Rule 15c3-3 pertaining to certain other business activities that the company performs in reliance upon Footnote 74 of the SEC Release No. 34-70073. The Company does not hold customer funds or securities.

***OTHER MATTERS***

## ROMEO & CHIAVERELLI LLC
## ONE BALA AVENUE
## SUITE 234
## BALA CYNWYD, PA 19004

## Report of Independent Registered Public Accounting Firm
## Exemption Report Review

To the Partners of:
Grant Williams, LP

We have reviewed management's statements, included in the accompanying Exemption Report, on which Grant Williams, LP identified the following provisions of 17 C.F.R. ~15c3-3(k) under which Grant Williams, LP. claimed an exemption from Footnote 74 of SEC Release 34-700073 and Grant Williams, LP. stated that Grant Williams, LP. met the identified exemption provisions throughout the most recent fiscal year without exception. Grant Williams, LP.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Grant Williams, LP.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) Footnote 74 of SEC Release 34-70073.

Romeo & Chiaverelli, LLC
Bala Cynwyd, PA

March 16, 2026

- 14 -

# MANAGEMENT'S REPORT ON EXEMPTION

## DECEMBER 31, 2025

Grant Williams, L.P. is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(ii) of the Rule.

2. The Company met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2025, without exception.

3. The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to one or more of the following (1) investment banking; (2) investments in funds, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ended December 31, 2025, without exception.

Signature:         _____

Name – Title:  Steven T. Grant – President

Date:               March 16, 2026